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                    [LETTERHEAD OF SECORE & WALLER, L.L.P.]


                               February 4, 1998



VIA EDGAR TRANSMISSION - REQUEST FOR WITHDRAWAL - EDGAR CODE RW
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Securities and Exchange Commission
Attention: Office of Document Control
Room 1004
450 Fifth Street N.W.
Washington, D.C. 02549

Re:     Surety Capital Corporation ("Registrant")
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        SEC File #333-43413
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Dear Madam or Sir:

        The Registrant has authorized us to make and file this request to withdraw the above referenced Registration Statement, pursuant to Rule 477. The Registrant respectfully asks that the Securities and Exchange Commission consent to this request as being consistent with and in the public interest. In light of recently announced fourth quarter operating results, the Registrant has determined to pursue alternative methods of financing its acquisition of TexStar National Bank.

        If you need to contact me for any reason, please call (972) 776-0200. We appreciate your consideration and assistance with this filing.


                                        Sincerely,

                                        /s/ DAN R. WALLER, P.C.

                                        Dan R. Waller, P.C.